EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three months ended March 31, 2024

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three months ended March 31, 2024, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR PLUS at www.sedarplus.ca. This MD&A has been prepared as of May 10, 2024. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, vehicle market acceptance, warranty claims and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices and supply for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic and other macro economic factors on supply chain recovery to pre-pandemic levels, the recoverability of the Optimal intangible asset, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck.

The Company’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

First Quarter and Subsequent Highlights

●	Order backlog as of March 31, 2024 exceeded $125 million.

●	Secured four (4) VMC 1200 distribution agreements to establish dealerships in strategic markets across Canada, including two (2) dealerships in Ontario, one (1) dealership in Quebec, and one (1) dealership in Alberta.

●	Secured new orders for twelve (12) Vicinity™ Classic Clean Diesel Buses from Autobus La Québécoise in Quebec, Canada.

●	Promoted Brent Phillips to position of President, starting with an initial strategic plan focused on milestones related to the onshoring of production for the Lightning EV bus to Ferndale, WA, augmenting the Canadian dealer network for the VMC 1200 electric trucks, and the formal launch of the VMC 1200 into the U.S. market.

●	Revenue recorded for 44 Vicinity trucks and 22 Vicinity buses for the three months ended March 31, 2024 compared to revenue recorded for five Vicinity trucks and three Vicinity buses for the three months ended March 31, 2023.

●	Revenue for the three months ended March 31, 2024 of $13,234 compared to $2,649 for the three months ended March 31, 2023, representing an increase of 400%.

●	Net loss for the three months ended March 31, 2024 of $3,720 compared to net loss of $2,436 for the three months ended March 31, 2023.

●	Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the three months ended March 31, 2024 of $142 compared to an adjusted EBITDA loss of $1,368 for the three months ended March 31, 2023 (see “Non-GAAP and Other Financial Measures”).

The Company reports results for the three months ended March 31, 2024 included deliveries of 44 Vicinity trucks and 22 Vicinity buses, revenue of $13,234, net loss of $3,720 and gross profit of $1,883 which was 14% of revenue (see “Non-GAAP and Other Financial Measures”).

Results for the three months ended March 31, 2023 included deliveries of five Vicinity trucks and three Vicinity buses, revenue of $2,649, net loss of $2,436 and gross profit of $473 which was 18% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2023 was positively affected by an adjustment for expired warranty of $621 during the quarter.

Adjusted EBITDA for three months ended March 31, 2024 was $142 compared to an EBITDA loss of $1,368 for the three months ended March 31, 2023 (see “Non-GAAP and Other Financial Measures”). Gross profit increased by $1,409 in the three months ended March 31, 2024, when compared to the prior year due to higher deliveries in 2024 and a product mix that has shifted more towards electric trucks at higher margins; 2023 had a $621 positive adjustment for expired warranty which increased gross profit.

Business Overview

Corporate Update

William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp., said: “The first quarter was marked by a robust cadence of deliveries against our significant backlog driving a positive adjusted EBITDA – reflecting not only continued VMC 1200 demand from our growing network of dealers across Canada – but continued momentum from our market leadership position with transit buses as well.

“We have found that our established reputation for excellence, built through the sale of nearly 1,000 transit buses since inception, creates a level of trust that allows for a significant competitive advantage. To that end, we secured a follow-on order for 12 Vicinity™ Classic buses from Autobus La Québécoise in the first quarter. These vehicles are expected to be delivered in 2025 and will service the cities of La Prairie, Candiac, Saint-Philippe, Delson, Saint-Constant and Sainte-Catherine.

“This positive reputation has also generated strong interest in our VMC 1200 all-electric trucks and – to meet growing demand – we recently announced several new dealership partners. These include VMC Laval in Laval, Peninsula VMC Truck Centre in South Toronto, Shift EV Trucks in West Toronto, Jack Carter VMC Trucks in Southern Alberta, and rJames Vicinity Truck in Kamloops and Kelowna. These new EV-specific dealerships expand the VMC 1200 sales and service coverage in strategic markets across Canada, leveraging the expertise and built-in customer base that each partner has in their respective regions.

“Looking ahead, we will continue to actively work to monetize our backlog, including an immediate-term focus on converting our over $26 million in vehicle inventory to cash. With a compelling product line, a legacy of excellence, a return to positive adjusted EBITDA and a robust backlog, I believe we are incredibly well positioned for a high level of operational execution in the quarters ahead,” concluded Trainer.

Recent Developments

In December 2023 and February of 2024 VMC announced new bus orders for 20 clean diesel buses from Autobus La Québécoise, part of Groupe La Québécoise, for delivery beginning in 2024 in Quebec, Canada.

In January of 2024, VMC announced new VMC 1200 Distribution Agreements with four new dealers across Canada:

●	Jack Carter VMC trucks will operate in Southern Alberta.

●	Shift Electric Vehicles will operate as Vicinity Trucks West Toronto, in the Toronto, Ontario region.

●	Peninsula VMC Truck Centre will operate in the Southern Toronto region of Ontario.

●	Groupe Taddeo Auto will operate as VMC Laval in the Montreal area of Quebec.

In May of 2024, VMC announced a new VMC 1200 Distribution Agreement with rJames Vicinity Truck to act as a dealer in Kamloops and Kelowna, British Columbia.

Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2022 and 2023. Sales activity, for both the pipeline and order book, has strengthened significantly during 2022 and 2023 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available and once the Company can work its way through delayed production backlog. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales. Even though supply chains have improved from prior years, the Company continues to experience longer lead times of key components resulting in production related inefficiencies.

The Company is working through supply chain concerns and is well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position for mid-size heavy duty buses in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2024 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the VMC 1200 trucks. The demand for the VMC 1200 electric truck is strong with a solid pipeline of further orders expected to be finalized and announced in the near future. VMC currently has six dealers in Canada with more expected to be announced in 2024 in Canada and the U.S. A launch into the U.S. market is well underway and expected in 2024. The addition of a partnership with DSMA will enhance VMC 1200 market penetration in North America through DSMA’s existing dealer relationships and automotive industry knowledge.

The Washington Facility has now been completed and the facility is operational. The Corporation received its certificate of occupancy in 2023. The Corporation has also finalized the certification of the Washington Facility as a Foreign Trade Zone to manage any potential duties during the manufacturing process. The facility produces EV trucks and is capable of producing buses that are “Buy America” Act compliant.

Funding announcements in both the U.S. and Canada have shown a commitment to improving transit through investing heavily in transit and zero emission transit solutions. In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Orders for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

The Canadian government has committed CAD$17.6 billion in new spending through 2027 that will go towards a “green recovery” for Canadian public transit and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

The VMC 1200 is eligible for both Canadian federal and provincial rebates currently being offered for commercial electric vehicles. The federal rebate is currently CAD$40 thousand per vehicle with the provincial rebates varying across the country. Currently, the provincial rebates for commercial electric vehicles in British Columbia and Quebec are the highest with rebates of up to 33% of MSRP, or CAD$51 thousand, in BC, and CAD$60 thousand to CAD$85 thousand per vehicle, depending on the battery size, in Quebec.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when all proposed funds will materialize and the expected impact on financial performance of the Company.

Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus and the introduction of the 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2024, with potential deliveries in 2025, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 trucks are in production and available to fill high volume demands for the electric truck markets. The first Vicinity 1200 trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity’s bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, Conflict in the Middle East, and COVID-19

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine and the conflict in the Middle East. VMC does not have direct suppliers based in either Russia, Ukraine, or the Middle East, but additional supply delays may arise as the conflict progresses if component supplies of our suppliers are affected.

Lingering disruptions from COVID-19 continue to have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on manufacturing and supply chain capabilities, and economic activity.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure – Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended March 31, 2024	3 months ended March 31, 2023
(US dollars in thousands - unaudited)	$	$
Net Comprehensive loss	(3,720)	(2,436)
Add back
Stock based compensation	199	198
Interest	1,730	683
Change in fair value of embedded derivatives	(204)	(92)
Foreign exchange loss (gain)	1,677	(6)
Amortization	460	285
Adjusted EBITDA	142	(1,368)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	As at March 31, 2024	As at December 31, 2023
(US dollars in thousands - unaudited)	$	$
Current Assets	44,609	40,646
Current Liabilities	49,642	43,508

Working Capital	(5,033)	(2,862)

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share)	Q1 2024 $	Q4 2023 $	Q3 2023 $	Q2 2023 $	Q1 2023 $	Q4 2022 $	Q3 2022 $	Q2 2022 $
Revenue	13,234	5,093	6,491	4,816	2,649	2,035	1,515	11,742
Gross profit (loss)	1,883	(442)	511	1,593	473	(560)	(234)	1,024
Net loss	(3,720)	(9,108)	(4,389)	(701)	(2,436)	(3,828)	(7,445)	(3,789)
Basic and diluted earnings (loss) per share	(0.08)	(0.20)	(0.10)	(0.02)	(0.05)	(0.08)	(0.19)	(0.10)

Cash and cash equivalents	4,321	2,026	1,969	7,264	1,783	1,622	1,115	9,357
Working capital	(5,033)	(2,862)	7,025	6,775	2,716	1,573	2,075	8,250
Total assets	77,831	74,195	72,576	68,327	56,522	55,032	58,272	65,762
Non-current financial liabilities	9,447	9,490	13,918	10,094	4,176	1,627	7,962	8,349

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing of delivery of buses and trucks.

Three Months Ended March 31, 2024 Earnings Review

	Three months ended March 31, 2024	Three months ended March 31, 2023
(US dollars in thousands, except earnings per share)	$	$

Revenue	13,234	2,649
Gross profit	1,883	473
Net loss	(3,720)	(2,436)
Basic and diluted earnings (loss) per share	(0.08)	(0.05)

Revenue

Revenue for the three months ended March 31, 2024 was $13,234 compared to $2,649 for the three months ended March 31, 2023, representing a 400% increase due to the number of truck sales and overall deliveries in the three months ended March 31, 2024. This represented deliveries of 44 trucks and 22 buses versus deliveries of five trucks and three buses in the previous period.

Gross Margin

Gross margin for vehicle sales and other revenue for the three months ended March 31, 2024 was a profit of $1,883 or 14% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended March 31, 2023, which had a gross profit of $473 or 18% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended March 31, 2024 was positively affected by higher deliveries in 2024 and a product mix that has shifted more towards electric trucks at higher margins. The gross margin for the three months ended March 31, 2023 was positively affected by an adjustment for expired warranty of $621 during the quarter. Excluding this adjustment, the gross margin loss for the three months ended March 31, 2023 would have been (6%).

Net Loss

Net loss for the three months ended March 31, 2024 was $3,720 compared to the net loss for the three months ended March 31, 2023 of $2,436. The increase in net loss is the result of an increase in foreign exchange loss of $1,683 and increased interest costs of $1,047 during the three months ended March 31, 2024, this was slightly offset by increased gross profit of $1,409 due to higher deliveries in the first quarter of 2024. Foreign exchange losses are mainly a result of translation of intercompany balances on consolidation for accounting purposes and do not represent true realized cash losses of the period.

Liquidity and Selected Cash Flow Items

	March 31, 2024	December 31, 2023
(US dollars in thousands)	$	$

Cash and cash equivalents	4,321	2,026
Working capital	(5,033)	(2,862)
Total assets	77,831	74,195
Non-current financial liabilities	9,447	9,490

Vicinity has negative working capital of $5,033 as at March 31, 2024 compared to negative working capital at December 31, 2023 of $2,862 (see “Non-GAAP and Other Financial Measures”). Working capital has decreased mainly due to a higher amount of current debt as at March 31, 2024. Vicinity had a cash and cash equivalents balance of $4,321 as at March 31, 2024 compared to $2,026 as at December 31, 2023.

Cash provided in operating activities during the three months ended March 31, 2024 was $450 compared to cash used of $3,555 during the three months ended March 31, 2023. The increase in cash provided of $4,005 from the previous period was mainly due to the change in non-cash working capital items.

As at March 31, 2024, investing activities used cash of $380 compared to three months ended March 31, 2023, where investing activities used cash of $344. The increase in cash used of $36 from the previous period was due to the increase in capital purchases related to new product development.

As at March 31, 2024, financing activities provided cash of $2,286 compared to the three months ended March 31, 2023, where financing activities provided cash of $4,045. Proceeds from convertible debt secured in 2023 didn’t repeat in 2024 which resulted in a decrease of cash provided of $1,759 compared to 2023.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at March 31, 2024 is $2,620 if it was a standalone instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

As at March 31, 2024, the Company had negative working capital (current assets less current liabilities) of $5,033. For the three months ended March 31, 2024, the Company provided cash from operating activities of $450, and used cash for investing activities of $380. As at March 31, 2024, the Company had drawn $17,993 million on its truck credit facility.

The Company’s operations are dependent upon its ability to raise capital and generate positive cash flows from operating activities. As at March 31, 2024, the Company had negative working capital (current assets less current liabilities) of $5,033 compared to negative working capital of $2,862 as at December 31, 2023. For the three months ended March 31, 2024, the Company incurred a net loss of $3,720 (March 31, 2023: $2,436) and provided cash in operations of $450 (March 31, 2023: used cash of $3,555). Revenues for the three months ended March 31, 2024, totalled $13,234 (March 31, 2023: $2,649). The continuation of the Company as a going concern is dependent on the renewal of existing credit facilities, future cash flows from operations consistent with Company forecasts, and obtaining necessary financing to fund ongoing operations. The Company’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and delivering on the Company’s existing purchase orders, collecting accounts receivable, utilizing the Company’s credit facilities and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavours will be successful.

The unaudited interim condensed consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in the note disclosure Note 5 – Credit Facility and Note 9 – Other Long Term Liabilities of the financial statements.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at March 31, 2024 are $23,417 with the majority expected to be paid within the next 12 months.

Off-Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 2024	March 31, 2023
Salaries and Benefits	$295	$246
Share based payments	189	183
	$484	$429

During the three months ended December 31, 2023, the director sold the building to an unrelated company.

During the three months ended March 31, 2023 the Company paid $58 in lease payments to a company owned by a director. $63 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

As at March 31, 2024, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (March 31, 2023 - $2).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to note 2 of the consolidated financial statements for the year ended December 31, 2023 and note 2 of the unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

New Standards Implemented

In September 2022, the IASB issued amendments to IFRS 16, Leases (IFRS 16) related to sale leaseback transactions for lessees. The amendments require that subsequent remeasurement of the lease liability does not result in a gain or loss that relates to the right of use asset the lessee retains. The amendments are effective for periods beginning on or after January 1, 2024, with early adoption permitted. There was no material impact on the Company’s consolidated financial statements on adoption.

In October 2022, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, which specifies that covenants whose compliance is assessed after the reporting date do not affect the classification. There was no material impact on the Company’s consolidated financial statements on adoption.

New Standards Issued

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements to improve reporting of financial performance and presentation of assets, liabilities, equity, income and expenses. IFRS 18 replaces IAS 1 and applies for annual reporting periods beginning on or after January 1, 2027, requiring retrospective application. The Company is currently assessing the impact of the new standard.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	7,016	—	7,016	—	987	987
Truck Sales	4,842	—	4,842	480	—	480
Vehicle Sales	11,858	—	11,858	480	987	1,467

Spare part sales	1,101	228	1,329	972	210	1,182
Operating lease revenue	7	40	47	—	—	—
Other revenue	1,108	268	1,376	972	210	1,182

Total Revenue	12,966	268	13,234	1,452	1,197	2,649

During the three months ended March 31, 2024, the Company had sales of $2,943, $2,898, $2,110 and $2,082 to four end customers representing 22%, 22%, 16% and 16% of total sales, respectively. During the three months ended March 31, 2023, the Company had sales of $987, $484 and $321 to three end customers representing 37%, 18% and 12% of total sales, respectively.

During the three months ended March 31, 2024, the Company had outstanding accounts receivable of $2,661, $1,443 and $1,080 to three end customers representing 35%, 19% and 14% of total accounts receivable, respectively. During the three months ended March 31, 2023, the Company had outstanding accounts receivable of $1,436 and $1,065 to two end customers representing 40% and 30% of total accounts receivable, respectively.

Outstanding Share Data

All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

45,667,706 common shares

8,823,082 warrants

1,501,161 stock options

1,478,195 deferred share units

Disclosure of Material Weaknesses

Identified Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of the Company’s financial statements, material adjustments were required to each of revenue, receivables, inventory, cost of sales, accounts payable and accrued liabilities and unrealized foreign exchange impact on the cash flow statement prior to the issuance of the financial statements for the year ended December 31, 2023. As a result, management concluded that it had material weaknesses related to the controls over the financial statement close process. Specifically, the Company failed to properly apply GAAP related to non-routine revenue transactions and to perform adequate review of the statement of cash flows.

Accordingly, management concluded that the Company’s internal controls over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023.

Remediation Plan

The above-described material weaknesses have not been remediated as of the filing of this MD&A. Management is actively engaged in the planning for, and implementation of, remediation efforts to address both the material weaknesses identified above and to enhance the Company’s overall internal control over financial reporting and disclosure controls and procedures. The current remediation plan includes implementing specific review procedures designed to enhance the Company’s financial statement closing process and strengthening the Company’s revenue recognition control with improved documentation standards, technical oversight and training.

Management believes the measures described above and others that may be implemented will remediate the material weaknesses that have been identified. As management continues to evaluate and improve the Company’s internal control over financial reporting and disclosure controls and procedures, management may determine to take additional measures to improve controls and determine to modify the remediation plan described above. The Company is working to remediate the material weaknesses as efficiently and effectively as possible, but the material weaknesses cannot be considered fully remediated until the updated policies and training have been in place and operated for a sufficient period of time to enable management to conclude, through testing, that these controls are designed and operating effectively. Accordingly, management will continue to monitor and evaluate the effectiveness of the Company’s internal control over financial reporting in the activities affected by the material weaknesses described above.